UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-42456

INLIF LIMITED

No. 88, Hongsi Road
Yangxi New Area, Honglai Town
Nan’an City, Quanzhou
The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

INLIF LIMITED (the “Company”) is filing this Amendment No. 1 on Form 6-K/A (this “Amendment”) to amend its Report on Form 6-K furnished to the U.S. Securities and Exchange Commission (the “SEC”) on November 4, 2026 (the “Original Report”), solely to disclose the CUSIP number of the Company’s Class A ordinary shares following the Migration (as defined below).

As previously disclosed, on November 2, 2026, the Company completed its deregistration as an exempted company under the laws of the Cayman Islands and its transfer by way of continuation into the British Virgin Islands as a BVI business company limited by shares under the BVI Business Companies Act, 2004 (as amended) (the “Migration”). Following the Migration, the CUSIP number of the Company’s Class A ordinary shares is G4809B 103. The Company’s Class A ordinary shares continue to trade on the Nasdaq Capital Market under the symbol “INLF.”

Except as described above, this Amendment does not amend, modify or update any other disclosure contained in the Original Report or Exhibit 3.1 thereto, and does not reflect events occurring after the furnishing of the Original Report. Accordingly, this Amendment should be read in conjunction with the Original Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 6, 2026

INLIF LIMITED

By:	/s/ Rongjun Xu
Name:	Rongjun Xu
Title:	Chief Executive Officer

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